UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD/A

SPECIALIZED DISCLOSURE REPORT
(Amendment No. 1)

Tractor Supply Company
__________________________________________
(Exact name of registrant as specified in its charter)

Delaware	000-23314	13-3139732
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5401 Virginia Way, Brentwood, Tennessee		37027
(Address of principal executive offices)		(Zip Code)

Noni L. Ellison
Senior Vice President - General Counsel and Corporate Secretary
Tractor Supply Company
(615) 440-4000
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2023 to December 31, 2023.

Explanatory Note
This Amendment No. 1 on Form SD/A to the Specialized Disclosure Report on Form SD of Tractor Supply Company for the reporting period from January 1 to December 31, 2023, which was filed with the Securities and Exchange Commission on May 30, 2024 (the “Original SD Report”), is being filed solely for the purpose of amending the document type of the Original SD Report and associated Conflict Minerals Report, included as an exhibit.

Except as described above, this Form SD/A does not modify or update disclosure in, or the exhibit to the Original SD Report.

Section 1 - Conflict Minerals Disclosure:

Item 1.01 Conflict Minerals Disclosure and Report

A Conflict Minerals Report for the calendar year ended December 31, 2023 for Tractor Supply Company (the “Company”) is filed as Exhibit 1.01 hereto and is publicly available at https://corporate.tractorsupply.com/Stewardship.

The information contained on the Company’s website is not incorporated by reference into this Form SD or its Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits:

Item 2.01 Exhibits

Exhibit 1.01.    Conflict Minerals Report for the calendar year ended December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Tractor Supply Company

By:	/s/ Kurt D. Barton	Date:	May 31, 2024
Kurt D. Barton
Executive Vice President - Chief Financial Officer and Treasurer